

October 19, 2011

Via E-mail

Mr. Stephen R. Head
Chief Financial Officer
Interactive Intelligence Group, Inc.
7601 Interactive Way
Indianapolis, IN  46278

> **Re:  Interactive Intelligence Group, Inc.**
> **Form 8-K filed on January 28, 2011**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for the Quarterly Period ended March 31, 2011**
> **Filed May 9, 2011**
> **File No. 000-27385**
> **Form 10-Q for the Quarterly Period ended June 30, 2011**
> **Filed August 9, 2011**
> **File No. 000-54450**

Dear Mr. Head:

We have reviewed your letter dated August 26, 2011, in connection with the above-referenced filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 12, 2011.

Form 8-K filed on January 28, 2011

1.     We have reviewed your proposed reconciliation in response to prior comment 1.  We note that the presentation in your reconciliation foots and it is readily apparent that it is a non-GAAP income statement.  As such, this presentation does not appear to overcome the considerations in Question 102.10 of our Compliance and Disclosure Interpretations

available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.  Therefore, please remove this presentation in your future filings.

Form 10-K for the Fiscal Year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Income Taxes, page 22

2.      We note in your response to prior comment 2 that you use a cost plus basis for calculating taxes in foreign countries.  Please tell us your considerations of disclosing this method in your critical accounting policy for income taxes.

Liquidity and Capital Resources, page 29

3.      We note your response to prior comment 3.  Please clarify your statement in the response that, "the majority of cash held in foreign accounts is the property of the parent company and can be transferred into the U.S. with no tax consequences."  That is, tell us how you determined that money transferred into the U.S. would not have any tax consequences.

4.      We have reviewed your response to prior comment 4.  In your response, we note your statement that you invest cash balances in securities that have maturities of three years or less.  Please reconcile this statement to your disclosure on page 30, that you invest in securities that have maturities of one year or less and there is no long-term interest rate risk associated with these investments.  In addition, if your investments have maturities of three years or less, please clarify how you determined to present these investments as short-term on your balance sheet.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 36

5.      We have reviewed your response to prior comment 5.  Please provide us with your proposed disclosures that clarify your multiple element arrangements that you plan to include in your future filings.  In addition, it is unclear to us why you refer to a reporting period adjustment to determine if these arrangements are material.  In your response, please tell us the total amount of revenue recognized under your multiple element arrangements for each of the past three fiscal years.

Form 10-Q for the Quarterly Period ended March 31, 2011

Note 2. Summary of Certain Accounting Policies and Recent Accounting Pronouncements, page 5

6.      We note your response to prior comment 8.  Your response indicates that the adoption of FASB ASU 2009-13 and ASU 2009-14 applies to your revenue recognition.  Tell us how you considered providing the implementation guidance contained in FASB ASC 605-25-65 and FASB ASC 985-605-65.

7.      Your response to prior comment 8 indicates that you do not believe that FASB ASC 2009-14 applies to your appliances.  Please expand upon your response to explain your belief.  Your response should include the criteria contained in FASB ASC 985-605-15-4A.  Your response should also discuss the items in your response to prior comment 5, that the appliances can be sold on a standalone basis and they are optional and not required for your CIC software to operate.

Form 10-Q for the Quarterly Period ended June 30, 2011

Notes to Condensed Consolidated Financial Statements

Note 9. Acquisitions

Latitude Acquisition, page 12

8.      Your disclosure indicates that the purchase price allocations for your acquisition of Latitude are preliminary.  We note your disclosure that you completed this acquisition on October 5, 2010.  Please tell us why you have not completed your purchase price allocations of this acquisition as of June 30, 2011.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3226 with any other questions.

                                        Sincerely,

                                        /s/ Craig D. Wilson

                                        Craig D. Wilson
                                        Sr. Asst. Chief Accountant